UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of DECEMBER 2023

Commission File Number: 001-35563

PEMBINA PIPELINE CORPORATION

(Name of registrant)

(Room #39-095) 4000, 585 8th Avenue S.W.

Calgary, Alberta T2P 1G1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐  Form 20-F            ☒  Form 40-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEMBINA PIPLELINE CORPORATION

By:	/s/ Cameron Goldade
Name: Cameron Goldade
Title: Chief Financial Officer

Date: December 13, 2023

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	News release dated December 13, 2023 - Pembina Announces Accretive Consolidation of Alliance Pipeline and Aux Sable, and Concurrent $1.1 Billion Bought Deal Offering of Subscription Receipts